SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated May 6, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 6, 2013

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	May 6, 2013

Re: Tata Motors Report for April 2013

Mumbai, May 6, 2013: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for APRIL’2013

Category	Vehicle Model	Production		Domestic Sales		Exports
		April’2012	April’2013	April’2012	April’2013	April’2012	April’2013
Micro	NANO	10015	902	8028	948	0	0
Compact	INDICA, INDICA VISTA, INDIGO CS	11063	8494	9832	7893	391	712
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	1128	93	750	77	84	51
UV1	SUMO	3421	1839	2451	1733	13	39
UV2	SAFARI, SUMO GRANDE	1763	750	1003	774	6	17
UV3	ARIA, XENON	362	9	69	12	74	9
V1	VENTURE	507	194	525	133	0	0
V2	ACE MAGIC, MAGIC IRIS	6032	7422	4955	5846	30	9
N1- A1	ACE, ACE EX, ACE Zip	14443	16735	14591	12726	854	968
N1- A2	Super ACE, TATA207, XENON, Winger DV	2128	5799	1776	3962	536	877
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	203	497	159	116	10	3
M2- A2	Winger 14 seats, SFC407, CityRide	400	403	346	412	1	8
N2- A1	SFC407, LPT407	1609	1153	1636	1400	39	16
N2- A2	SFC709, LPT709	1122	1111	362	356	104	187
N2- A3	LPT9109	618	718	400	325	135	153
N2- A4	LPT1109	1244	387	1468	2062	21	60
M3- A2	LP709, SFC410, LP410	1576	2366	993	1205	130	33
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	819	728	507	691	48	16
M3- C2	LPO1512, LPO1612, Starbus, Divo	778	958	862	634	72	156
N3- A1	LPT1613, LPK1616, SK1613	2064	4412	1623	1450	130	132
N3- B1(a)	LPT2518, LPK2518	2759	2701	2419	2262	101	87
N3- B1(b)	LPT3118	1766	2239	1539	1899	2	15
N3- B2(b)	LPS3518. LPS3015, LPS3516	631	225	359	136	0	0
N3- B2(d)	LPS4018, LPS4023	879	548	639	530	0	17
N3- B2(e)	LPS4928	0	38	13	13	7	0

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	66	174	181	215	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs. 1,65,654 crores ($32.5 billion) in 2011-12. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 7.5 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fourth largest truck and bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.